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SEC MAIL RECEIVED
MAY 1 4 2002
WASH. D.C. 155 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

For the month of May, 2002

TMM Group

(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, Mexico City D.F., C.P. 14010 Mexico

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________ .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo TMM, S.A. de C.V.
(Registrant)

Date May 13, 2002

By ______________________
(Signature)*
Name: Jacinto Marina
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

AMENDED AND RESTATED CONSENT SOLICITATION STATEMENT

TRANSPORTACION FERROVIARIA MEXICANA

Consent Solicitation Regarding 10.25% Senior Notes due 2007 and 11.75% Senior Discount Debentures due 2009 of

TFM, SA. de C.V.

Amendment and Restatement of the Consent Solicitation Statement and Offering Circular

This consent solicitation statement (the "consent solicitation statement"), including the documents incorporated by reference herein, replaces in its entirety the consent solicitation statement and offering circular dated April 12, 2002, including the documents incorporated by reference therein and the supplements thereto dated April 26, 2002, May 6, 2002 and May 8, 2002 (collectively, the "superseded consent offering circular").

The consent solicitation (as defined below) described in this consent solicitation statement differs from the consent offer described in the superseded consent offering circular, as supplemented, in the following respects:

- the consent solicitation will not be limited to those that have completed and returned to us the certification described in the superseded consent offering circular, nor will minimum holdings of at least $250,000 of existing notes (as defined below) be required; instead, all holders of existing notes will be eligible to participate in the consent solicitation;
- the cash fee offered in the consent solicitation will be $30.00 for each $1,000 principal amount of existing notes in respect of which you deliver a valid and unrevoked consent (the "cash fee");
- the nontransferable subscription rights (the "rights") described in the superseded consent offering circular will not be offered;
- the "expiration date" for the consent solicitation will be 5:00 p.m. New York City time on May 20, 2002;
- settlement of the consent solicitation will occur on the day that the conditions to the consent solicitation described herein are met and must occur by 5:00 p.m. on July 31, 2002 or we will not pay any cash fees in respect of the consents granted and the consents that have been granted will be void;
- our obligation to make payment for consents received, which was previously conditioned upon the issuance of specified securities (the "new notes"), will instead be conditioned upon our obtaining at least $150.0 million of financing (whether through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the Mexican government's equity interest in *Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.* ("Grupo TFM") as described herein (although all other conditions to our obligation to make payment for consents received will remain unchanged).

The differences described above will significantly impact the United States federal income tax consequences of participation in the consent solicitation. See "Taxation."

You should carefully consider the risk factors beginning on page 19 of this consent solicitation statement and on page 11 of our report on Form 6-K dated May 6, 2002 (which is one of the documents incorporated by reference herein).

(cover continued on next page)

The dealer manager for the consent solicitation is

Salomon Smith Barney

May 9, 2002

(cover page continued)

We are soliciting consents of holders that held, as of April 11, 2002 (the "record date"), our 10.25% Senior Notes due 2007 (the "senior notes") and our 11.75% Senior Discount Debentures due 2009 (the "senior discount debentures" and, together with the senior notes, the "existing notes") to an amendment (the "proposed amendment") in each of the indentures pursuant to which the existing notes were issued (the "existing indentures"). The proposed amendment provides for:

- a one-time waiver of the limitation on restricted payments covenant in the existing indentures to allow us to purchase the equity interest of the Mexican government in our parent company, Grupo TFM;
- elimination of the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio (although we will retain the ability to refinance currently outstanding indebtedness represented by our U.S. commercial paper program, which was originally incurred under this "basket") and insertion in its place of a $75.0 million "basket" that we may use to incur secured indebtedness for specified purposes; and
- re-setting of the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

If the applicable conditions described in this consent solicitation statement are met, for each $1,000 principal amount of existing notes in respect of which you deliver a valid and unrevoked consent we will deliver to you a cash fee of $30.00.

For purposes of this consent solicitation statement, "principal amount" with respect to the senior discount debentures means principal amount at maturity, unless otherwise specified.

You will not receive the cash fee unless you validly deliver the related consents. We refer to this solicitation of consents, including the right to receive the cash fee, as the "consent solicitation."

The expiration date for the consent solicitation is 5:00 p.m., New York City time, on May 20, 2002, which may be extended by us (we refer to this date and time, as they may be extended, as the "expiration date").

Following the expiration of the consent solicitation, we intend to seek $170.0 million of financing (through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the Mexican government's equity interest in Grupo TFM as described herein. Our obligation to make payment for consents received will be conditioned upon, among other things, our obtaining at least $150.0 million of such financing.

We will not be obligated to pay cash fees unless, among other things, (1) the tabulation agent has received validly delivered and unrevoked consents from holders representing a majority in aggregate principal amount outstanding of each series of existing notes (with respect to each series of existing notes, the "consent condition") and (2) we obtain financing (through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the Mexican government's equity interest in Grupo TFM as described herein in an aggregate amount of no less than $150.0 million.

We will deliver the cash fees on the day that the conditions to the consent solicitation (including our receipt of at least $150.0 million of financing, through the issuance of notes or commercial paper, a bank loan or otherwise, for a portion of the cost of our purchase of the Mexican government's equity interest) are met. If settlement does not occur by 5:00 p.m. on July 31, 2002, we will not pay any cash fees in respect of the consents granted, the consents that have been granted will be void and the proposed amendment will be deemed without effect.

To validly deliver your consent, you must deliver to the tabulation agent, at any time before the expiration date, a properly completed and duly executed letter of consent (the "instruction letter"). If your existing notes are held through The Depository Trust Company ("DTC"), you or the custodial entity that holds your existing notes on your behalf must participate in the consent solicitation through DTC's ASOP system (the "ASOP system").

You may revoke your consent as to a series of existing notes at any time prior to the earlier of (1) the expiration date and (2) the time we give notice to the tabulation agent and to the trustee under the applicable existing indenture and announce in a press release that the consent condition has been satisfied for that series of existing notes. If you revoke your consent, you also revoke your right to receive the cash fee.

You should rely only on the information contained in this consent solicitation statement (which includes information incorporated by reference). We have not authorized anyone to provide you with different information. No representation or warranty, express or implied, is made by Salomon Smith Barney Inc. (the "dealer manager") as to the accuracy or completeness of the information contained in this consent solicitation statement, and nothing contained in this consent solicitation statement is or should be relied on as a promise or representation by the dealer manager. You should not assume that the information contained in this consent solicitation statement is accurate as of any date other than the date on the cover of this consent solicitation statement.

The distribution of this consent solicitation statement may, in certain jurisdictions, be restricted by law. We require persons who come into possession of this consent solicitation statement to inform themselves of and observe all such restrictions. We do not accept any legal responsibility for any violation by any person of any such restrictions.

In making a decision to consent, holders must rely on their own examination of *TFM, S.A. de C.V.* ("TFM") and the terms of the consent solicitation, including the merits and risks involved. Holders should not construe anything in this consent solicitation statement as legal, business or tax advice Each holder should consult its own advisors as needed to make its decision to consent and to determine whether it is legally permitted to participate in the consent solicitation under applicable laws or regulations.

This consent solicitation statement contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to holders upon request to us or the dealer manager.

INCORPORATION OF DOCUMENTS BY REFERENCE; WHERE YOUR CAN FIND MORE INFORMATION

We are incorporating by reference into this consent solicitation statement certain information we file with the U.S. Securities and Exchange Commission (the "SEC"), which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we file with or submit to the SEC after the date of this consent solicitation statement until the termination of the consent solicitation will be incorporated by reference into this consent solicitation statement and will automatically update and supersede the information contained or incorporated by reference herein or therein to the extent applicable.

We are also incorporating by reference our:

- Annual report on Form 20-F for the year ended December 31, 2000, filed with the SEC on July 2, 2001; and
- Reports on Form 6-K dated March 5, 2001 through May 6, 2002.

Any statement contained in a document incorporated or considered to be incorporated by reference in this consent solicitation statement shall be considered to be modified or superseded for purposes of this consent solicitation statement to the extent that a statement contained in this consent solicitation statement or in any subsequently filed document that is or is considered to be incorporated by reference in this consent solicitation statement modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this consent solicitation statement . You may request a copy of any of the documents which are incorporated by reference in this consent solicitation statement, other than exhibits which are not specifically incorporated by reference into such documents, and our articles of incorporation and by-laws by writing or telephoning us at:

TFM, S.A. de C.V.
Av. Periférico Sur No.4829
4° Piso
Parques del Pedregal, C.P.14010
Delegación Tlalpan, México, D.F. México
Tel: 011 525 447 5881

You may also read and copy any document we file or furnish to the SEC at the public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C.20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

SUMMARY

You should read the following summary together with the more detailed information regarding TFM, including the financial statements of TFM and Grupo TFM, incorporated by reference in this consent solicitation statement. In this consent solicitation statement, the words "TFM," "we," "our," "ours" and "us" refer to TFM, S.A. de C.V., unless the context otherwise requires, and the words "Grupo TFM" refer to Grupo Transportation Ferroviaria Mexicana. S.A. de C.V.

Purpose of the Consent Solicitation

We are soliciting the consents of holders of our existing notes to the proposed amendment, which provides for:

- a one-time waiver of the limitation on restricted payments covenant in the existing indentures to allow us to purchase the equity interest of the Mexican government in our parent company, Grupo TFM;
- elimination of the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio (although we will retain the ability to refinance currently outstanding indebtedness represented by our U.S. commercial paper program, which was originally incurred under this "basket") and insertion in its place of a $75.0 million "basket" that we may use to incur secured indebtedness for specified purposes; and
- re-setting of the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

The purpose of the proposed amendment is to allow us to purchase the equity interest (the "call option shares") of the Mexican government in our parent company, Grupo TFM, acquired by the Mexican government in connection with the financing of the privatization of our rail lines in June 1997. The call option shares have restricted voting rights and represent 24.6% of Grupo TFM's total equity. The call option shares are held by the Mexican government through *Ferrocarriles Nacionales de Mexico* ("FNM") and *Nacional Financiera, S.N.C.,* as trustee ("Nafin").

We expect to acquire the call option shares through the exercise of an option (the "call option") held by *Grupo TMM, SA. de C.V.* ("Grupo TMM"), TMM Multimodal, S.A. de C.V. ("TMM Multimodal"), a subsidiary of Grupo TMM, and Caymex Transportation, Inc. ("Caymex"), a subsidiary of Kansas City Southern Industries, Inc. (TMM Multimodal and Caymex, together with Grupo TMM, the "principal shareholders").

The principal shareholders have agreed to exercise the call option and to appoint us as purchaser of all of the call option shares pursuant to an amendment of the agreement under which the call option was originally granted to them, subject to our obtaining on or before May 30, 2002 (which date we anticipate will be extended by agreement of the principal shareholders) (1) the required consents to the proposed amendment from the holders of each series of the existing notes and (2) financing (through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the call option shares in an aggregate amount of no less than $150.0 million. In addition, FNM and Nafin have agreed to our appointment as purchaser. If we fail to satisfy the foregoing conditions on or before May 30, 2002 (which date we anticipate will be extended by agreement of the principal shareholders), the principal shareholders will not be obligated to designate us as purchaser of the call option shares upon their exercise of the call option. The call option will expire on July 31, 2002.

The board of directors and shareholders of TFM and the shareholders of Grupo TFM have unanimously approved the consent solicitation, including the purchase of the call option shares (and the financing of such purchase).

As a result of the acquisition of the call option shares, we expect to achieve financial benefits and we will reduce the Mexican government's ownership of and involvement in our business.

The purchase price for the call option shares will be approximately $255.0 million, which we anticipate will be financed with (1) $150.0 million to $170.0 million of financing that we intend to obtain after the expiration of the consent solicitation (through the issuance of notes or commercial paper, a bank loan or otherwise) and (2) either (a) approximately $81.9 million payable to us by the Mexican government as a result of our recent transfer of a redundant portion of our track to the government, together with cash from our operations, or (b) cash on hand and cash from our operations, which cash we anticipate will be available for this purpose.

Summary of the Terms of the Consent Solicitation

Overview	We are soliciting consents to the proposed amendment by holders of our existing notes. If the applicable conditions described in this consent solicitation statement are met, for each $1,000 principal amount of existing notes in respect of which you deliver a valid and unrevoked consent we will deliver to you a cash fee of $30.00.
Expiration Date	The consent solicitation will expire on the expiration date (5:00 p.m., New York City time, on May 20, 2002, which we may extend), after which your ability to deliver consents will terminate. Although we are entitled to extend the expiration date, we anticipate that we will only do so if, as of that date, the consent condition with respect to either series of existing notes has not been met. We will announce any extension of the expiration date no later than 9:00 a.m., New York City time on the next business day after the scheduled expiration date.
Record Date	The record date for the consent solicitation is April 11, 2002. Only holders that held existing notes as of the close of business on the record date are permitted to deliver their consent.
Consent Condition	For the consent condition to be satisfied in respect of a series of existing notes, consents from holders representing a majority in aggregate principal amount outstanding of that series of existing notes must be validly delivered to the tabulation agent and not revoked. We will announce that the consent condition has been satisfied for both series of existing notes as promptly as practicable after it occurs. In addition, we will not be obligated to pay cash fees unless, among other things, the consent condition is satisfied for both series of existing notes and we obtain financing (through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the call option shares in an aggregate amount of no less than $150.0 million.
Revocation of Consents and Effectiveness of Amendment	You may revoke your consent as to a series of existing notes at any time prior to the earlier of (1) the expiration date and (2) the time we give notice to the tabulation agent and to the trustee under the applicable existing indenture and announce in a press release that the consent condition has been satisfied for that series of existing notes. If you revoke your consent, you also revoke your right to receive the cash fee. In accordance with the terms of the proposed amendment, we will not be entitled to consummate the acquisition of the call option shares, until we have paid the cash fee to holders that have validly delivered unrevoked consents, in accordance with the terms and conditions of the consent solicitation. See "The Proposed Amendment."

Conditions to the Consent Solicitation........ We will not be obligated to pay cash fees unless, among other things:

(1) the consent condition is satisfied for each series of existing notes (which means the tabulation agent has received validly delivered and unrevoked consents from holders representing a majority in aggregate principal amount outstanding of each series of existing notes) and

(2) we obtain financing (through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the call option shares in an aggregate amount of no less than $150.0 million.

See "Description of the Consent Solicitation — Conditions to the Consent Solicitation." We reserve the right to extend, amend or terminate the consent solicitation if any condition of the consent solicitation has not been satisfied.

Settlement Date.. We will deliver the cash fees payable to holders on the day that the conditions to the consent solicitation (including our receipt of at least $150.0 million of financing, through the issuance of notes, a bank loan or otherwise, for a portion of the cost of our purchase of the call option shares) are met. If settlement does not occur by 5:00 p.m. on July 31, 2002, we will not pay any cash fees in respect of the consents granted, the consents that have been granted will be void and the proposed amendment will be deemed without effect.

Procedures for the Consent Solicitation...... If your existing notes are held by a custodial entity such as a bank, broker, or other nominee, you must instruct this custodial entity to participate in the consent solicitation on your behalf.

To validly deliver your consent with respect to your existing notes, you must at any time before the expiration date deliver to the tabulation agent a properly completed and duly executed instruction letter with respect to your existing notes. You will not receive the cash fee without delivering the related consent.

If your existing notes were held (as of the record date) through DTC, you or the custodial entity that holds your existing notes must participate in the consent solicitation through the ASOP system. In order to make use of the ASOP system, as of the record date, DTC will establish a new position in each DTC participant's account with respect to each series of existing notes that will be used solely to keep track of the right of each holder of existing notes to give its consent and receive the cash fee. For each $1,000 principal amount of a series of existing notes held by a DTC participant as of the close of business on the record date, DTC will establish in this DTC participant's account one "right to participate" in the consent solicitation. Each right to participate established in a DTC participant's account will entitle this DTC participant to grant its consent with respect to $1,000 principal amount of the applicable series of existing notes and elect to receive the cash fee specified above under "— Overview." These new positions are nontransferable and will be eliminated from DTC's system upon consummation or termination of the consent solicitation.

In order for a DTC participant to give its consent, the DTC participant must follow the procedures that DTC will establish with respect to this consent solicitation. In general, a DTC participant that wishes to participate in the consent solicitation must send an "agent's message" to the tabulation agent through the ASOP system indicating its election to participate and providing the details of its election. The instruction letter is referred to as the "subscription form" in the agent's message. This agent's message will constitute a valid consent with respect to the related principal amount of the existing notes and acceptance of and agreement to the terms and conditions of the instruction letter and the consent solicitation.

A DTC participant that participates in the consent solicitation and delivers an agent's message through the ASOP system is not required to deliver an instruction letter to the tabulation agent. However, the DTC participant, or any beneficial owner on whose behalf it is acting, will be deemed to be bound by the terms and conditions of the instruction letter, including the granting of the consent and the making of the representations, warranties and agreements contained in the instruction letter, as if it had delivered an instruction letter with respect to the related principal amount of existing notes.

The cash fee will be paid to you by the tabulation agent on the settlement date, upon satisfaction of the conditions to the consent solicitation. Details of payment of the cash fee are described below under "— Settlement."

Settlement .... Assuming that the conditions to the consent solicitation are met, then the tabulation agent will pay you the applicable cash fee on the settlement date.

If you participate in the consent solicitation as a DTC participant through the ASOP system and the conditions to the consent solicitation are met, then on the settlement date payment of the applicable cash fee will be made to you by crediting your DTC account.

Dealer Manager... Salomon Smith Barney Inc. is the dealer manager for the consent solicitation. The address and telephone number of the dealer manager are set forth on the back cover page of this consent solicitation statement.

Information Agent.. Mellon Investor Services LLC is the information agent for the consent solicitation. The address and telephone number of the information agent are set forth on the back cover page of this consent solicitation statement.

Tabulation Agent.. Mellon Investor Services LLC is the tabulation agent for the consent solicitation. The address and telephone number of the tabulation agent are set forth on the back cover page of this consent solicitation statement.

Summary of the Proposed Amendment

We are soliciting the consents of holders of our existing notes to the proposed amendment, which provides for:

- a one-time waiver of the limitation on restricted payments covenant in the existing indentures to allow us to purchase the Mexican government's equity interest in Grupo TFM;
- elimination of the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio (although we will retain the ability to refinance currently outstanding indebtedness represented by our U.S. commercial paper program, which was originally incurred under this "basket") and insertion in its place of a $75.0 million "basket" that we may use to incur secured indebtedness for specified purposes; and
- re-setting of the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

One-Time Waiver for Purchase of the Call Option Shares

The proposed amendment will allow us to purchase the call option shares. The call option shares have restricted voting rights and represent 24.6% of the total equity of our parent company, Grupo TFM. The call option shares are held by the Mexican government through FNM and Nafin. We expect to acquire the call option shares through the exercise of the call option. The principal shareholders have agreed to appoint us as purchaser of the call option shares upon their exercise of the call option, subject to certain conditions as described herein. See "— Purpose of the Consent Solicitation" herein.

We require the proposed amendment in order to acquire the call option shares because such acquisition is considered a restricted payment under Section 4.04 of each of the existing indentures, which is entitled "Limitation on Restricted Payments." Restricted payments are defined in the existing indentures to include, among other payments and distributions, any purchase by us of shares of capital stock of Grupo TFM from any person. This definition covers our proposed purchase of the call option shares from FNM and Nafin. Subject to certain exceptions, a restricted payment may not be made if, after giving effect to that payment, the aggregate amount of all restricted payments made after June 16, 1997 (the original issue date of the existing notes) exceeds a maximum aggregate amount or "basket" determined by a specified calculation based on Grupo TFM's aggregate, adjusted, cumulative consolidated net income (as defined in the existing indentures) after June 30, 1997. The amount resulting from such calculation would not be sufficient to permit us to pay the purchase price for the call option shares and the acquisition of the call option shares does not fall within any specified exception for permitted transactions under the covenant.

The proposed amendment would amend Section 4.04 of each of the existing indentures to provide that, notwithstanding the provisions of each of the existing indentures, (1) the limitation on restricted payments covenant shall not apply to nor prohibit our purchase of the call option shares or any subsequent transactions between us and Grupo TFM in respect of the cancellation, conversion or exchange of the call option shares and (2) our payment of the purchase price for the call option shares shall not be included in calculating whether the conditions of the covenant are met with respect to any subsequent restricted payments under the covenant.

In accordance with the terms of the proposed amendment, we will not be entitled to consummate the acquisition of the call option shares pursuant to the waiver of the limitation on restricted payments covenant, until we have paid the cash fee to holders that have validly delivered unrevoked consents in accordance with the terms of the consent solicitation. If settlement of the consent solicitation does not occur by 5:00 p.m. on July 31, 2002, we will not pay cash fees in respect of the consents granted, the consents that have been granted will be void and the proposed amendment will be deemed without effect.

As a result of the amendment of the limitation on restricted payments covenant as described above, our acquisition of the call option shares will not be subject to Section 4.08 of each of the existing indentures, entitled "Limitation on Transactions with Stockholders and Affiliates," which establishes certain requirements for any transaction between us and any of our affiliates or any holder of 5.0% or more of our or Grupo TFM's stock.

Other Amendments to the Limitation on Indebtedness and the Limitation on Restricted Payments Covenants

In addition to the amendments described above, the proposed amendment would amend Sections 4.03 and 4.04 of each existing indenture to:

- eliminate the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio (although we will retain the ability to refinance currently outstanding indebtedness represented by our U.S. commercial paper program, which was originally incurred under this "basket") and insert in its place a $75.0 million "basket" that we may use to incur secured indebtedness for specified purposes; and
- re-set the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

The existing indentures generally prohibit us from incurring indebtedness unless the consolidated interest coverage ratio of Grupo TFM, after giving effect to such indebtedness, would be greater than 2.5 to 1. It is our belief that the consolidated interest coverage ratio of Grupo TFM is currently greater than 2.5 to 1. The existing indentures currently contain several exceptions to this prohibition, however, including an exception allowing us to incur indebtedness outstanding at any time in an aggregate principal amount not to exceed $475.0 million without regard to the applicable interest coverage ratio. This $475.0 million "basket" would be removed by the proposed amendment. The proposed amendment would insert in its place a provision allowing us to borrow up to $75.0 million for the purpose of financing the cost of any improvements or construction related to our wholly-owned subsidiaries, Mexrail, Inc. and the Texas-Mexican Railway Company. Section 4.09 of the existing indentures would also be amended to allow us to create liens to secure indebtedness incurred under this basket.

We had, as of March 31, 2002, approximately $295.0 million of indebtedness that was incurred under the "basket" described above, while approximately an additional $180.0 million of this "basket" was available to us. We will retain the ability to refinance this currently outstanding indebtedness (represented by our U.S. commercial paper program) which was originally incurred under this "basket."

As described in Annex I, subject to certain exceptions, under the existing indentures in their current form a restricted payment may not be made if, after giving effect to that payment, the aggregate amount of all restricted payments made after June 16,1997 (the original issue date of the existing notes) exceeds a maximum aggregate amount or "basket" determined by a specified calculation based on Grupo TFM's aggregate, adjusted, cumulative consolidated net income after June 30, 1997. The proposed amendment would amend Section 4.04 of each existing indenture to provide that the accumulated amount of the restricted payments "basket" (which as of March 31, 2002, was approximately $97.5 million) would be eliminated with retroactive effect to April 1, 2002 and would once again begin to accumulate as of that date.

Supplemental Indenture Enacting the Proposed Amendment

If adopted, the proposed amendment will be set forth in a supplemental indenture amending the existing indenture with respect to each series of existing notes. See "The Proposed Amendment" herein and Annex A to this consent solicitation statement.

RISK FACTORS RELATED TO THE CONSENT SOLICITATION

You should carefully consider the following factors and other information in this consent solicitation statement before deciding whether to participate in this consent solicitation.

We may be unable to consummate the consent solicitation and the acquisition of the call option shares or to realize expected benefits from the acquisition.

We may not be able to consummate the consent solicitation and the acquisition of the Mexican government's equity interest in Grupo TFM or to realize the financial and other benefits that we hope to achieve from the acquisition. If settlement of the consent solicitation does not occur by 5:00 p.m. on July 31, 2002:

- we will not pay any cash fees in respect of the consents granted,
- the consents that have been granted will be void,
- the proposed amendment will be deemed without effect, and
- the existing indentures will effectively prevent us from consummating such acquisition under the current terms.

If settlement of the consent solicitation does not occur by 5:00 p.m. on May 30, 2002 (unless such date is extended by agreement of the principal shareholders) the principal shareholders will not be obligated to designate us as purchaser of the call option shares upon their exercise of the call option. The call option expires on July 31, 2002. Accordingly, we may not be able to consummate the consent solicitation, acquire the call option shares or achieve the contemplated benefits of the acquisition described in this consent solicitation statement.

The U.S. federal tax treatment of holders of existing notes may be affected by the adoption of the proposed amendment.

The receipt of the cash fee by holders of the existing notes who consent to the proposed amendment will cause a deemed exchange of such notes for U.S. federal income tax purposes. Although the matter is not free from doubt, the deemed exchange should qualify as a recapitalization, in which case such holders will not recognize loss, and will recognize gain only to the extent of the cash fee. It is expected that the deemed exchange will cause the modified notes to be treated as issued with original issue discount ("OID"). In addition, information reporting on, and sales of, existing notes held by holders who do not consent to the proposed amendment may be affected if the proposed amendment is adopted. In particular, holders should expect that any purchaser of the existing notes held by such holders will treat such existing notes as if they were issued with OID, thus possibly affecting the market value of the existing notes. See "Taxation – United States Federal Income Tax Considerations – Effect of Proposed Amendment"

DESCRIPTION OF THE CONSENT SOLICITATION

Terms of the Consent Solicitation

We are soliciting consents of holders that held our senior notes and senior discount debentures as of the record date to the proposed amendment. If the conditions described in this consent solicitation statement are met, for each $1,000 principal amount of existing notes in respect of which you deliver a valid and unrevoked consent we will deliver to you $30.00.

Purpose of the Proposed Amendment

The purpose of the proposed amendment is to allow us to purchase the call option shares, which represent the equity interest of the Mexican government in our parent company, Grupo TFM, acquired by the Mexican government in connection with the financing of the privatization of our rail lines in June 1997. The call option shares have restricted voting rights and represent 24.6% of Grupo TFM's total equity. The call option shares are held by the Mexican government through FNM and Nafin. We expect to acquire the call option shares through the exercise of the call option by the principal shareholders and their appointment of us as purchaser of the call option shares. See "Summary — Purpose of the Consent Solicitation" in this consent solicitation statement.

Expiration Date

The consent solicitation will expire on the expiration date, after which your ability to deliver consents will terminate. We will not be obligated to honor any purported delivery of consent received by the tabulation agent after the expiration date, regardless of when the instruction letter (or in the case of book-entry transfer, the agent's message through the ASOP system in lieu of the instruction letter) relating thereto was transmitted. The expiration date as initially established is set forth on the front cover of this consent solicitation statement. Although we are entitled to extend the expiration date, we anticipate that we will only do so if, as of that date, the consent condition with respect to either series of existing notes has not been met. See "— Extension, Amendment and Termination."

Financing the Purchase of the Call Option Shares

Following the expiration of the consent solicitation, we intend to seek $170.0 million of financing (through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the call option shares. Our obligation to make payment for consents received will be conditioned upon, among other things, our obtaining at least $150.0 million of such financing.

Conditions to the Consent Solicitation

Notwithstanding any other provision of the consent solicitation, in addition to, and not in limitation of, our right to extend, amend or terminate the consent solicitation as otherwise provided herein, we will not be obligated to pay cash fees, and we may extend, amend or terminate the consent solicitation if:

- the consent condition has not been satisfied for each series of existing notes, which means that consents from holders representing a majority in aggregate principal amount outstanding of each series of existing notes have not been validly delivered to the tabulation agent and not revoked;

- we have not obtained financing (through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the call option shares in an aggregate amount of at least $150.0 million;

- any action or event shall have occurred or been threatened, any action shall have been taken, or any statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the consent solicitation, the financing of the purchase of the call option shares or the proposed amendment, by or before any court or governmental regulatory or administrative agency, authority or tribunal, that either:

— challenges the making of the consent solicitation, the financing of the purchase of the call option shares or the proposed amendment or might directly or indirectly prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the financing of the purchase of the call option shares, or the proposed amendment; or

— in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or materially impair the contemplated benefits to us of the consent solicitation, the financing of the purchase of the call option shares or the proposed amendment;

- there shall have occurred (1) any material adverse change in the prices of the existing notes, (2) a material impairment in the general trading market for existing notes, (3) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States or Mexico (whether or not mandatory), (4) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly relating to the United States or Mexico, (5) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States or Mexico, (6) any material adverse change in securities or financial markets in the United States or Mexico generally or (7) in the case of any of the foregoing existing at the time of the commencement of the consent solicitation, a material acceleration or worsening thereof; or

- the trustee with respect to the existing notes under the existing indentures shall not have executed and delivered all documentation reasonably necessary to make the proposed amendment enforceable with respect to each series of existing notes or shall have objected in any respect to, or taken any action that could, in our reasonable judgment, adversely affect the consummation of; the financing of the purchase of the call option shares or our ability to effect the proposed amendment, or the trustee shall have taken any action that challenges the validity or effectiveness of the procedures used by us in making the consent solicitation or the financing of the purchase of the call option shares.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. If any condition to the consent solicitation is not satisfied or waived by us prior to the expiration date or the settlement date, as applicable, we reserve the right to, but will not be obligated to, subject to applicable law:

- terminate the consent solicitation,

- waive all unsatisfied conditions and accept consents that have been validly delivered and not validly revoked prior to the expiration date,

- extend the expiration date, or

- amend the consent solicitation.

We do not expect to waive the foregoing conditions. For purposes of determining whether the consent condition in respect of each series of existing notes has been satisfied, on the date of this consent solicitation statement, $150.0 million aggregate principal amount of our senior notes and $443.5 million aggregate principal amount at maturity of our senior discount debentures were outstanding.

Delivery of Consent; Instruction Letter; Procedures for Consent Solicitation

Delivery of Consent and Effect of Consent

To validly deliver your consent, you must deliver to the tabulation agent, at any time before the expiration date, a properly completed and duly executed instruction letter. If your existing notes are held through DTC, you or the custodial entity that holds your existing notes on your behalf must participate in the consent solicitation through the ASOP system.

In general, a DTC participant that wishes to participate in the consent solicitation must send an agent's message to the tabulation agent through the ASOP system indicating its election to participate and providing the details of its election. The instruction letter is referred to as the "subscription form" in the agent's message.

A DTC participant that participates in the consent solicitation through the ASOP system is not required to deliver an instruction letter to the tabulation agent. However, the DTC participant, or any beneficial owner on whose behalf it is acting, will be deemed to be bound by the terms and conditions of the instruction letter, including the granting of the consent and the making of the representations, warranties and agreements contained in the instruction letter, as if it had delivered an instruction letter with respect to the related principal amount of existing notes.

Instruction Letter and Agent's Message; Representations, Warranties and Agreements of Holders

Upon the delivery of the instruction letter, or agreement to the terms of the instruction letter pursuant to an agent's message through the ASOP system, a holder of existing notes, or the beneficial owner of such existing notes on whose behalf such holder is acting, shall be deemed, among other things, to represent, warrant and agree that:

(i) it has received and reviewed this consent solicitation statement;

(ii) it is the sole beneficial owner (as defined below) of, or a duly authorized representative of one or more such beneficial owners of, the existing notes in respect of which the instruction letter is being delivered and it has full power and authority (a) to execute the instruction letter and (b) to consent to the proposed amendment to the existing indentures as set forth under "Summary — Summary of the Proposed Amendment" and Annex A of this consent solicitation statement or to deliver a duly executed consent (which is included in the instruction letter) from a person or entity having such power and authority;

(iv) in evaluating the consent solicitation and in making its decision whether to participate therein such holder has made its own independent appraisal of the matters referred to herein and in any related communications and is not relying on any statement, representation or warranty, express or implied, made by us or the dealer manager other than those contained in this consent solicitation statement, as supplemented to the expiration date;

(v) the execution and delivery of the instruction letter to the tabulation agent or delivery of an agent's message through the ASOP system by a holder constitutes the irrevocable appointment by the delivering holder of the tabulation agent as proxy to approve on such holder's behalf, and to vote on its behalf in favor of, the proposed amendment to the existing indentures substantially in the form set forth under "Summary — Summary of the Proposed Amendment" and Annex A of this consent solicitation statement at any duly called meeting of holders of the existing notes and at any adjournment thereof, or to execute on its behalf any written instrument evidencing such amendment;

(vi) the execution and delivery of the instruction letter or delivery of an agent's message through the ASOP system shall constitute an undertaking by such holder to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions set forth or referred to in this consent solicitation statement; and

(vii) the terms and conditions of this consent solicitation shall be deemed to be incorporated in, and form a part of, the instruction letter, which shall be read and construed accordingly.

The representations and warranties and agreements of a holder delivering the instruction letter or agreeing to the terms of the instruction letter pursuant to an agent's message through the ASOP system shall be deemed to be repeated and reconfirmed on and as of the expiration date and the settlement date. For purposes of this consent solicitation statement, the "beneficial owner" of any existing notes means any holder that exercises sole investment discretion with respect to such existing notes.

Procedures for Consent Solicitation

If your existing notes were held (as of the record date) by a custodial entity such as a bank, broker, or other nominee, you must instruct this custodial entity to participate in the consent solicitation on your behalf.

To validly deliver your consent with respect to your existing notes, you must deliver to the tabulation agent at any time before the expiration date a properly completed and duly executed instruction letter with respect to the existing notes. You will not receive the cash fee without delivering the related consent.

The instruction letter (or facsimile thereof), with any required signature guarantees, or in the case of book-entry transfer, an agent's message through the ASOP system in lieu of the instruction letter, and any other required documents, must be transmitted to and received by the tabulation agent on or prior to the expiration date of the consent solicitation at one of its addresses set forth on the back cover page of this consent solicitation statement. The delivery of consents will not be deemed valid until the instruction letter and signature guarantees, if any, or agent's message are received by the tabulation agent.

In the case of delivery of an instruction letter, the method of delivery of the instruction letter and all other required documents to the tabulation agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure delivery to and receipt by the tabulation agent on or before the expiration date. Do not send the instruction letter to anyone other than the tabulation agent.

Book-Entry Delivery Procedures for Delivering Consents in Respect of Existing Notes Held through DTC

If your existing notes were held (as of the record date) through DTC, you must participate in the consent solicitation through the ASOP system. In order to make use of the ASOP system, as of the record date, DTC will establish a new position in each DTC participant's account with respect to each series of existing notes that will be used solely to keep track of the right of each holder of existing notes to give its consent and receive the cash fee. For each $1,000 principal amount of a series of existing notes held by a DTC participant as of the close of business on the record date, DTC will establish in this DTC participant's account one "right to participate" in the consent solicitation. Each right to participate established in a DTC participant's account will entitle this DTC participant to grant its consent with respect to $1,000 principal amount of the applicable series of existing notes and elect to receive the cash fee specified above under "— Overview." These new positions are non-transferable and will be eliminated from DTC's system upon consummation or termination of the consent solicitation. In order for a DTC participant to give its consent, the DTC participant must follow the procedures that DTC will establish with respect to this consent solicitation. In general, a DTC participant that wishes to participate in the consent solicitation must send an agent's message to the tabulation agent through the ASOP system indicating its election to participate and providing the details of its election. This agent's message will constitute a valid consent with respect to the related principal amount of existing notes and acceptance of and agreement to the terms and conditions of the instruction letter and the consent solicitation.

Settlement

If you validly grant your consent prior to the expiration date, the tabulation agent will pay the cash fee to you on the settlement date, assuming that the conditions to the consent solicitation are met. Payment of the cash fee will be made to any holder that participates in the consent solicitation as a DTC participant by crediting its DTC account on the settlement date, if the conditions to the consent solicitation are met.

Proper Execution and Delivery of Instruction Letter

Signatures on an instruction letter or notice of revocation described under "— Revocation of Consents," as the case may be, must be guaranteed by an eligible institution unless the instruction letter is delivered for the account of an eligible institution. If signatures on an instruction letter or notice of revocation are required to be guaranteed, such guarantee must be made by an eligible institution.

If the instruction letter is signed by the holder(s) of existing notes delivering consents thereby, the signature(s) must correspond with the name(s) as written on the face of the existing notes without alteration, enlargement or any change whatsoever. If any of the existing notes are held by two or more holders, all such holders must sign the instruction letter. If any of the existing notes are registered in different names on different existing notes, it will be necessary to complete, sign and submit as many separate instruction letters and any accompanying documents, as there are different registrations of certificates.

Validity and Form of Consents

No alternative, conditional, irregular or contingent delivery of consents will be accepted. All questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocation of consents will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all consents determined by us not to be in proper form or not to be properly delivered or any consents. the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of delivery of consents, whether or not waived in the case of other deliveries of consents. Our interpretation of the terms and conditions of the consent solicitation (including the instructions in the instruction letter) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of consents must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to deliveries of consents neither we, the tabulation agent, the dealer manager nor any other person will he under any duty to give such notification or shall incur any liability for failure to give any such notification. Deliveries of consents will not be deemed to have been made until such defects or irregularities have been cured or waived,

Revocation of Consents

You may revoke your consent as to a series of existing notes at any time prior to the revocation deadline for that series, which will be the earlier to occur of (1) the expiration date and (2) the time we give notice to the tabulation agent and to the trustee under the applicable existing indenture and announce in a press release that the consent condition has been satisfied with respect to that series of existing notes. We refer to this point in time as the "revocation deadline" for that series of existing notes. if you validly revoke your consent in respect of existing notes of either series prior to the revocation deadline, such revocation will constitute the concurrent valid revocation of your related right to receive the cash fee.

Upon receipt by the trustee under the applicable existing indenture of notice that the consent condition has been satisfied for that series of existing notes, a supplemental indenture to the corresponding existing indenture will be executed for the relevant series of existing notes, and the proposed amendment will become effective in respect of such series of existing notes subject to certain conditions as described under "The Proposed Amendment" herein.

For a revocation to be effective, the tabulation agent must timely receive a written or facsimile transmission notice of revocation at one of its addresses set forth on the hack cover page of this consent solicitation statement. The revocation notice:

- must specify the name of the holder that delivered the consent to be revoked:
- must contain a description of the consents to be revoked; and
- must be signed by the holder of such existing notes in the same manner as the original signature on the instruction letter (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person revoking the consent has succeeded to the beneficial ownership of the existing notes.

The signature on the notice of revocation must be guaranteed by an eligible institution unless such instruction letter has been delivered for the account of an eligible institution.

Holders may not rescind their revocation of consents delivered, and any consent properly revoked will thereafter be deemed not validly delivered for purposes of this consent solicitation. Properly revoked consents may, however, be delivered again after being revoked by following one of the procedures described in "— Procedures for Consent Solicitation" above at any time prior to the expiration date.

Holders may revoke consents only in accordance with the foregoing procedures.

Acceptance of Delivery of Consents; Settlement Date

On the day that the conditions to settlement of the consent solicitation are met, we will deliver the cash fees payable to holders. If settlement does not occur by 5:00 p.m. on July 31, 2002, we will not pay cash fees in respect of the consents granted, the consents that have been granted will be void and the proposed amendment will be deemed without effect. If you participate in the consent solicitation as a DTC participant, payment of the cash owing to you will be made to you by crediting your DTC account on the settlement date.

Extension, Amendment and Termination

Subject to our obligations under applicable law, we expressly reserve the right, at any time and from time to time, regardless of whether or not the conditions set forth in "— Conditions to the Consent Solicitation" shall have been satisfied:

- to extend the expiration date of the consent solicitation,
- to amend the consent solicitation in any respect; and
- to terminate the consent solicitation prior to the expiration date;

in each case by giving written notice of such extension, amendment or termination to the tabulation agent. However, we shall not have the right to effect any such extension, amendment or termination if all of the conditions set forth in "— Conditions to the Consent Solicitation" have been satisfied. We will publicly announce any extension, amendment or termination in the manner described under "— Announcements" below.

There can be no assurance that we will exercise our right to extend the expiration date. Regardless of whether there is such an extension, you are not entitled to revoke your consent on or after the revocation deadline. See "— Revocation of Consents."

Announcements

If we are required to make an announcement relating to an extension of the expiration date, an amendment or termination of the consent solicitation we will do so as promptly as practicable, and, in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, as the case may be. Although we may choose to issue an announcement of this type in some other manner, we will have no obligation to do so or to make any other announcement other than by issuing a press release to the Dow Jones News Service.

Jurisdictional Matters

This consent solicitation is not being made in any state or other jurisdiction in which it is unlawful to do so.

Tabulation Agent

Mellon Investor Services LLC has been appointed as the tabulation agent for the consent solicitation. Instruction letters and all other documents and correspondence in connection with the consent solicitation should be sent or delivered by each holder of existing notes, or a beneficial owner's commercial bank, broker, dealer, trust company or other nominee, to the tabulation agent at the address set forth on the back cover page of this consent solicitation statement. We will pay the tabulation agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

Information Agent

Mellon Investor Services LLC has been appointed as the information agent for the consent solicitation and will receive customary compensation for its services. Questions concerning consent procedures and requests for additional copies of this consent solicitation statement or the instruction letter should be directed to the information agent at the address and telephone number set forth on the back cover age of this consent solicitation statement. Holders of existing notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the consent solicitation.

Dealer Manager

We have retained Salomon Smith Barney Inc. to act as dealer manager in connection with the consent solicitation. We will pay a fee to the dealer manager for soliciting acceptances of the consent solicitation. Such fee is based on the aggregate principal amount of existing notes outstanding and will be payable on the settlement date of the consent solicitation. We will also reimburse the dealer manager for its reasonable out-of-pocket expenses. The obligation of the dealer manager to perform such function is subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including certain liabilities under the federal securities laws. Questions regarding the terms of the consent solicitation may be directed to the dealer manager at the address and telephone number set forth on the back cover page of this consent solicitation statement.

The dealer manager and its affiliates have performed various investment banking, general financing and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The dealer manager may in the future engage in transactions with and perform services for us and our affiliates in the ordinary course of our and their businesses, including in the financing of the purchase of the call option shares.

Other Fees and Expenses

We will bear the expenses of soliciting acceptances to the consent solicitation. The principal consent solicitation is being made by mail; additional solicitations may, however, be made by telegraph, facsimile transmission, telephone or in person by the dealer manager and the information agent, as well as by our officers and other employees and those of our affiliates.

Consenting holders of existing notes will not be required to pay any fee or commission to the dealer manager. If, however, a consenting holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

CUSIPs; ISINs; Common Codes

	Type	CUSIP	ISIN	Common Code
Senior Notes	SEC-registered	872402AC6	US872402AC69	008500541
	Rule 144A	872402AA0	US872402AA04	008235112
	Regulation S	P91415AA0	USP914I5AA09	007745796
Senior Discount Debentures	SEC-registered	872402AD4	US872402AD43	008500576
	Rule 144A	872402AB8	US872402AB86	008263353
	Regulation S	P91415AB8	USP91415AB81	007745818

THE PROPOSED AMENDMENT

The senior notes and the senior discount debentures were each issued pursuant to an existing indenture, dated as of June 16, 1997, among TFM, as issuer, Grupo TFM, as guarantor, The Bank of New York, as trustee, and Deutsche Bank Luxembourg S.A., as a paying agent.

The proposed amendment in respect of each series of existing notes will be set forth in a supplemental indenture to the corresponding existing indenture substantially in the form attached hereto as Annex A. TFM, Grupo TFM, the trustee and the paying agent will execute each supplemental indenture promptly following satisfaction of the consent condition for the relevant series of existing notes. At such time, the proposed amendment to the existing indenture in respect of the relevant series of existing notes will become effective. However, in accordance with the terms of the amendment, we will not be entitled to consummate the acquisition of the call option shares until we pay the cash fees required for settlement of the consent solicitation in accordance with its terms and conditions. We will pay the cash fees required for settlement of the consent solicitation only if (1) the consent condition is satisfied for both series of existing notes and (2) we have obtained financing (through the issuance of notes or commercial paper, a bank loan or otherwise) for a portion of the cost of our purchase of the call option shares in an aggregate amount of no less than $150.0 million. If settlement of the consent solicitation does not occur by 5:00 p.m. on July 31, 2002, we will not pay any cash fees in respect of the consents granted, the consents that have been granted will be void and the proposed amendment will be deemed without effect. Upon effectiveness of the proposed amendment, it will be binding on all holders of existing notes, whether or not such holders consented to the proposed amendment in this consent solicitation. See Annex A for the form of the supplemental indenture.

The proposed amendment provides for:

- a one-time waiver of the limitation on restricted payments covenant in the existing indentures to allow us to purchase the Mexican government's equity interest in Grupo TFM;
- elimination of the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio (although we will retain the ability to refinance currently outstanding indebtedness represented by our U.S. commercial paper program, which was originally incurred under this "basket") and insertion in its place a $75.0 million "basket" that we may use to incur secured indebtedness for specified purposes; and
- re-setting of the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

One-Time Waiver for Purchase of the Call Option Shares

The proposed amendment will allow us to purchase the call option shares. The call option shares have restricted voting rights and represent 24.6% of the total equity of our parent company, Grupo TFM. The call option shares are held by the Mexican government through FNM and Nafin. We expect to acquire the call option shares through the exercise of the call option. The principal shareholders have agreed to appoint us as purchaser of the call option shares upon their exercise of the call option, subject to certain conditions as described herein. See "— Purpose of the Consent Solicitation" herein.

We require the proposed amendment in order to acquire the call option shares because such acquisition is considered a restricted payment under Section 4.04 of each of the existing indentures, which is entitled "Limitation on Restricted Payments." Restricted payments are defined in the existing indentures to include, among other payments and distributions, any purchase by us of shares of capital stock of Grupo TFM from any person. This definition covers our proposed purchase of the call option shares from FNM and Nafin. Subject to certain exceptions, a restricted payment may not be made if, after giving effect to that payment, the aggregate amount of all restricted payments made after June 16, 1997 (the original issue date of the existing notes) exceeds a maximum aggregate amount or "basket" determined by a specified calculation based on Grupo TFM's aggregate, adjusted, cumulative consolidated net income (as defined in the existing indentures) after June 30, 1997. The amount resulting from such calculation would not be sufficient to permit us to pay the purchase price for the call option shares and the acquisition of the call option shares does not fall within any specified exception for permitted transactions under the covenant.

The proposed amendment would amend Section 4.04 of each of the existing indentures to provide that, notwithstanding the provisions of each of the existing indentures, (1) the limitation on restricted payments covenant shall not apply to nor prohibit our purchase of the call option shares or any subsequent transactions between us and Grupo TFM in respect of the cancellation, conversion or exchange of the call option shares and (2) our payment of the purchase price for the call option shares shall not be included in calculating whether the conditions of the covenant are met with respect to any subsequent restricted payments under the covenant.

In accordance with the terms of the proposed amendment, we will not be entitled to consummate the acquisition of the call option shares, until we have paid the cash fee to holders that have validly delivered unrevoked consents in accordance with the terms of the consent solicitation. If settlement of the consent solicitation does not occur by 5:00 p.m. on July 31, 2002, we will not pay cash fees in respect of the consents granted, the consents that have been granted will be void and the proposed amendment will be deemed without effect.

As a result of the amendment of the limitation on restricted payments covenant as described above, our acquisition of the call option shares will not be subject to Section 4.08 of each of the existing indentures, entitled "Limitation on Transactions with Stockholders and Affiliates," which establishes certain requirements for any transaction between us and any of our affiliates or any holder of 5.0% or more of our or Grupo TFM's stock.

Other Amendments to the Limitation on Indebtedness, Limitation on Restricted Payments and the Limitation on Liens Covenants

In addition to the amendments described above, the proposed amendment would amend Sections 4.03, 4.04 and 4.09 of each existing indenture to:

- eliminate the "basket" that currently allows us to incur $475.0 million of indebtedness without regard to the interest coverage ratio (although we will retain the ability to refinance currently outstanding indebtedness represented by our U.S. commercial paper program, which was originally incurred under this "basket") and insert in its place a $75.0 million "basket" that we may use to incur secured indebtedness for specified purposes; and
- re-set the accrued "basket" available to us for making restricted payments at zero, with retroactive effect to April 1, 2002.

The existing indentures generally prohibit us from incurring indebtedness unless the consolidated interest coverage ratio of Grupo TFM, after giving effect to such indebtedness, would be greater than 2.5 to 1. It is our belief that the consolidated interest coverage ratio of Grupo TFM is currently greater than 2.5 to 1. The existing indentures currently contain several exceptions to this prohibition, however, including an exception allowing us to incur indebtedness outstanding at any time in an aggregate principal amount not to exceed $475.0 million without regard to the applicable interest coverage ratio. This $475.0 million "basket" would be removed by the proposed amendment. The proposed amendment would insert in its place a provision allowing us to borrow up to $75.0 million for the purpose of financing the cost of any improvements or construction related to our wholly-owned subsidiaries, Mexrail, Inc. and the Texas-Mexican Railway Company. Section 4.09 of the existing indentures would also be amended to allow us to create liens to secure indebtedness incurred under this basket.

We had, as of March 31, 2002, approximately $295.0 million of indebtedness that was incurred under the "basket" described above, while approximately an additional $180.0 million of this "basket" was available to us. We will retain the ability to refinance this currently outstanding indebtedness (represented by our U.S. commercial paper program) which was originally incurred under this "basket."

As described in Annex I, subject to certain exceptions, under the existing indentures in their current form a restricted payment may not be made if, after giving effect to that payment, the aggregate amount of all restricted payments made after June 16,1997 (the original issue date of the existing notes) exceeds a maximum aggregate amount or "basket" determined by a specified calculation based on Grupo TFM's aggregate, adjusted, cumulative consolidated net income after June 30, 1997. The proposed amendment would amend Section 4.04 of each existing indenture to provide that the accumulated amount of the restricted payments "basket" (which as of March 31, 2002, was approximately $97.5 million) would be eliminated with retroactive effect to April 1, 2002 and would once again begin to accumulate as of that date.

TAXATION

General

The following is a general summary of the principal United States federal income and Mexican federal income tax consequences of participation in the consent solicitation by holders of existing notes that are:

- U.S. holders (as defined below) in the case of United States federal income tax consequences; and
- holders that are not residents of Mexico for Mexican federal tax purposes, in the case of Mexican federal income tax consequences.

This summary is based on the advice of Curtis, Mallet-Prevost, Colt & Mosle LLP, New York with respect to United States federal income taxes and the advice of Ortiz, Sainz y Erreguerena, S.C. with respect to Mexican federal income taxes.

The summary with respect to United States federal income taxes is based on the United States Internal Revenue Code, treasury regulations, including proposed regulations and temporary regulations, promulgated under that code, rulings, official pronouncements and judicial decisions, all as in effect on the date of this consent solicitation statement. The summary with respect to Mexican federal income tax is based on Mexican federal income tax law (*Ley del Impuesto sobre la Renta*) and regulations applicable on the date of this consent solicitation statement. All of these laws and regulations are subject to change, possibly with retroactive effect, and to different interpretations. This summary does not address all of the tax consequences that may be applicable to holders of the existing notes and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to participate in the consent solicitation.

Holders of existing notes are urged to consult with their own tax advisors regarding the particular consequences to them of the proposed amendment and participation in the consent solicitation (including the receipt of the cash fee) under the laws of Mexico and the United States or any other jurisdictions in which they may be subject to tax.

For purposes of this summary, a "U.S. holder" is any holder of an existing note that is, for United States federal income tax purposes:

- a citizen or resident of the United States;
- a corporation, partnership, or other entity created or organized in or under the laws of the United States, or any political subdivision thereof;
- an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of Mexican taxation, an individual or corporation that does not satisfy the requirements to be considered a resident of Mexico for tax purposes, specified below, is deemed a non-resident of Mexico for tax purposes (a "foreign holder"). An individual is a resident of Mexico if the individual established the individual's home in Mexico, unless the individual has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that the individual became a resident of such other country for tax purposes. A legal entity is a resident of Mexico if it has been incorporated pursuant to Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be resident of Mexico unless such person can demonstrate otherwise. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

The description of the United States federal income and Mexican federal income tax laws set forth below is based on the laws in force as of the date of this consent solicitation statement and is subject to any changes in applicable United States or Mexican tax laws. The governments of the United States and Mexico ratified an income tax treaty and a protocol which came into effect on January 1, 1994. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

Holders considering participating in the consent solicitation should consult their own tax advisors with respect to the tax treatment applicable to them.

Mexican Tax Considerations

General

The following is a summary of the principal Mexican federal income tax consequences of the proposed amendment and participation in the consent solicitation (including the receipt of the cash fee).

Holders That Consent and Receive the Cash Fee

TFM does not intend to make any payment of withholding taxes with respect to the cash fee payable to holders that consent to the proposed amendment, based on TFM's belief that it is more likely than not that the cash fee will not be characterized as interest under Mexican Income Tax Law. However, if the *Secretaria de Hacienda y Credito Publico* (the "Ministry of Finance and Public Credit") does not accept TFM's position, the cash fee may be subject to a Mexican withholding tax. In such event, TFM has agreed, subject to certain exceptions, to pay to holders that receive the cash fee such additional amounts as will result in receipt by these holders of the cash fee free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including any interest or penalties with respect thereto) imposed or levied by or on behalf of Mexico or any political subdivision thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Mexican Withholding Taxes"), ultimately found to be due by these holders as a result of receiving the cash fee. In the event that any Mexican withholding taxes are paid with respect to the cash fee, TFM will, upon written request, provide the trustee, the holders that receive the cash fee and the paying agent with a duly certified or authenticated copy of an original receipt of the payment of the Mexican withholding taxes that TFM had withheld or deducted in respect of the cash fee.

United States Federal Income Tax Considerations

General

The following is a summary of the principal United States federal income tax consequences of the proposed amendment and participation in the consent solicitation (including the receipt of the cash fee). This summary is not addressed to some types of holders subject to special treatment under United States federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, persons holding notes as part of a straddle, hedging, conversion or other integrated transactions, or persons whose functional currency is not the U.S. dollar.

The discussion below does not address United States federal estate and gift tax considerations or the effect of any United States state or local tax law. Holders considering participating in the consent solicitation should consult their own tax advisors concerning the application of the United States federal income tax law to their particular situations as well as any tax consequences arising under the law of any state, local or foreign tax jurisdiction.

Effect of Proposed Amendment

Holders That Consent and Receive Cash

Under general principles of federal income tax law, a significant modification of a debt instrument causes the debt instrument to be deemed to be exchanged for a new draft instrument, and gain or loss to be realized. A modification of a debt instrument that is not a significant modification does not cause such a deemed exchange.

The modification of the existing indentures pursuant to the proposed amendment and the receipt of the cash fee will cause a deemed exchange of the existing notes in the case of a holder who consents and receives the cash fee. The applicable regulations provide that a change in the yield of a debt instrument is a significant modification, and thus causes a deemed exchange, if the yield of the "modified note" (determined taking into account any accrued interest and any payments made to the holder as consideration for the modification) varies from the yield on the "unmodified note" (determined as of the date of the modification) by more than the greater of 0.25% (or 25 basis points), or 5.0% of the annual yield of the unmodified instrument. The yield of the unmodified instrument is calculated based on the adjusted issue price of the notes, and may differ from the yield at which the instrument is trading in the market. In the case of the senior notes, the adjusted issue price is their par value, and for the senior discount debentures their issue price plus previously accrued original issue discount. The cash fee that we will pay a holder who consents to the proposed amendment will change the yield on the existing notes in an amount that will constitute a significant modification pursuant to the foregoing rules.

In the case of a deemed exchange of the existing notes, a U.S. holder would realize gain or loss equal to the difference between the issue price of the modified notes (plus the consent fee) and such holder's tax basis in the existing notes. This deemed exchange will be treated as a tax-free recapitalization if the existing notes and the "modified notes" qualify as "securities" for U.S. federal income tax purposes. The rules for determining whether an obligation constitutes a security are imprecise. The term security is not defined in the U.S. Internal Revenue Code or in the regulations issued thereunder and has not been clearly defined by judicial decisions, which are not entirely consistent. The determination of whether a particular debt constitutes a security depends upon an overall evaluation of the nature of the debt. Under applicable administrative pronouncements and judicial decisions, one of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. In general, debt obligations with a weighted average maturity of ten years or more are usually considered securities and debt instruments with a weighted average maturity of less than five years are usually not considered securities. The status of debt instruments with a weighted average maturity of five years or more but less than ten years is unclear. Furthermore, the maturity of a debt instrument alone is not necessarily determinative and other factors, such as the degree of participation in the company and continuing interest associated with the debt instrument and the purpose of the advances, may be relevant. Although not free from doubt, the existing notes and the "modified notes" should be treated as securities for U.S. federal income tax purposes. U.S. holders are encouraged to consult their own tax advisors with respect to this issue. A deemed exchange qualifying as a recapitalization will not result in recognition of gain or loss, except that gain would be recognized up to the amount of the cash paid (less the amount of the cash that represents accrued interest, which will be treated as such). Any gain recognized by a U.S. holder will be capital gain (except to the extent of accrued market discount, if any, which will be treated as ordinary income), and will be long-term capital gain if the unmodified notes were held for more than one year. A U.S. holder's tax basis in the modified notes will be the same as such holder's tax basis in the unmodified notes, decreased by the amount of the cash received with respect thereto and increased by the amount of gain recognized by the holder in respect of the deemed exchange. A U.S. holder's holding period for the modified notes will include its holding period for the unmodified notes.

A modified note may be treated as issued with original issue discount ("OID"), if the "stated redemption price at maturity" ("SRPM") of the note is more than the "issue price" of the modified note. The SRPM of the notes will equal their stated principal amount. The issue price of a modified note will be its fair market value on the date of the deemed exchange if a substantial amount of that series of notes (either the senior notes or senior discount debentures) are "traded on an established market." Modified notes will generally be considered to be traded on an established market if, at any time during the 60-day period ending 30 days after the date of the deemed exchange (i) the notes appear on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions or (ii) price quotations for the notes are readily available from dealers, brokers or traders. We expect that the existing notes will be so traded.

If, as expected, the modified notes are treated as issued with OID, a U.S. holder generally must include in gross income a portion of the total OID that accrues on each day the U.S. holder holds the modified notes, calculated under a constant yield method, regardless of such holder's method of accounting and without regard to the timing of actual payments. Subject to a de minimis rule, such OID will be in an amount equal to the excess of the SRPM over the issue price. However, if a U.S. holder's adjusted basis in the modified notes (as calculated above) exceeds the issue price of the modified notes, the U.S. holder will be required, pursuant to rules relating to acquisition premium, to include OID only to the extent of the difference between the SRPM and the holder's adjusted basis. A U.S. holder that acquired an unmodified note in the secondary market may be required to treat some or all of any market discount on the unmodified note as market discount on the modified note.

As noted above, TFM does not intend to make any payment of Mexican withholding taxes with respect to the cash fee paid. However, if the Ministry of Finance and Public Credit does not accept TFM's position, and the cash fee is subject to Mexican withholding taxes, TFM would pay to holders who receive the cash fee additional amounts in respect of any Mexican withholding taxes. These additional amounts will be subject to U.S. taxation at the time the additional amounts are received or accrued, in accordance with the holder's usual method of tax accounting for U.S. federal income tax purposes.

Holders That Do Not Consent

The modification of the existing indentures pursuant to the proposed amendment will not cause a deemed exchange of the existing notes in the case of holders who do not consent, because the proposed amendment, without receipt of the cash fee, will not constitute a significant modification to the terms of the existing notes under the applicable regulations. Accordingly, a holder who does not consent will not recognize any gain or loss, for U.S. federal income tax purposes, upon the adoption of the proposed amendment and will have the same adjusted tax basis and holding period in the existing notes after the adoption of the proposed amendment that such holder had in the existing notes immediately before such adoption.

As described above, it is anticipated the modified notes held by holders who consent to the proposed amendment and receive the cash fee will be treated as issued with OID. **As a result, a holder who does not consent to the proposed amendment may receive an IRS form 1099-OID from its broker reporting OID income with respect to notes held by the holder, notwithstanding that the notes may have no OID, or less OID than is reported on the form. In addition, holders should expect that any purchaser of the notes held by such holders will treat such notes as if they were issued with OID, thus possibly affecting the market value of the existing notes.**

THE MEXICAN AND UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF PARTICIPATION IN THE CONSENT SOLICITATION, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN MEXICAN OR UNITED STATES FEDERAL OR OTHER TAX LAWS.

ANNEX A

FORM OF FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture (this "Supplemental Indenture"), dated as of _______ __, 2002, among *TFM, S.A. de C.V.*, a *sociedad anónima de capital variable*, organized under the laws of the United Mexican States, as Issuer (the "Company"), *Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.*, a *sociedad anónima de capital variable*, organized under the laws of the United Mexican States, as Guarantor (the "Guarantor"), The Bank of New York, a New York banking corporation, as trustee under the indenture referred to below (in such capacity, the "Trustee"), and *Deutsche Bank Luxembourg S.A.*, as the Paying Agent (the "Paying Agent").

WITNESSETH:

WHEREAS, the Company and the Guarantor have heretofore executed and delivered to the Trustee an indenture dated as of June 16, 1997 (the "Indenture"), providing for the issuance by the Company and the guarantee by the Guarantor of an aggregate [principal amount of up to $150,000,000 of 10.25% Senior Notes due 2007] [principal amount at maturity of up to $443,500,000 of 11.75% Senior Discount Debentures due 2009] (the "Notes")];

WHEREAS, the Company is contemplating the acquisition (the "Acquisition") of the equity interest held by the government of Mexico in the Guarantor (the "Call Option Shares") through *Ferrocarriles Nacionales de Mexico* ("FNM") and *Nacional Financiera, S.N.C.*, as trustee ("Nafin");

WHEREAS, Section 9.02 of the Indenture provides that, with the written consent of the Holders of a majority in aggregate principal amount of the outstanding Notes (the "Requisite Consents"), the Company and the Guarantor, when authorized by their respective Boards of Directors (as evidenced by a Board Resolution), and the Trustee may amend the Indenture, and the Holders of a majority in aggregate principal amount of the outstanding Notes (the "Requisite Holders") by written notice to the Trustee may waive future compliance by the Company with certain provisions of the Indenture;

WHEREAS, in order to permit the Company to consummate the Acquisition, the Company has completed a consent solicitation (the "Consent Solicitation") whereby the Company has obtained the Requisite Consents to amend, and a waiver by the Requisite Holders (the "Waiver") of, Section 4.04 of the Indenture, entitled "Limitation on Restricted Payments" (this amendment, together with the Waiver and certain additional amendments to Sections 4.03, 4.04 and 4.09 of the Indenture which are being made hereby, the "Amendments"), which limits the amounts of restricted payments the Company is permitted to make based on the Company's cumulative adjusted consolidated net income beginning on July 1, 1997;

WHEREAS, in connection with the Consent Solicitation, Holders that delivered a valid consent on a timely basis (the "Consenting Holders") are entitled to receive a cash fee (the "Cash Fee") with respect to the Notes in respect of which they have consented if the conditions to the Consent Solicitation are met;

WHEREAS, the Company, the Guarantor, the Trustee and the Paying Agent are entering into this Supplemental Indenture in order to set forth the Amendments;

WHEREAS, this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company and the Guarantor; and

NOW, THEREFORE, the Company, the Guarantor, the Trustee and the Paying Agent mutually covenant and agree for the equal and ratable benefit of all the Holders of the Notes as follows:

ARTICLE I.

AMENDMENT AND WAIVER OF THE INDENTURE

SECTION 1.1 *Addition to Section 4.04 of the Indenture.* The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section 4.04 of the Indenture, and Section 4.04 of the Indenture is hereby amended by adding the following paragraph to the end of such section:

> Notwithstanding anything to the contrary in the foregoing provisions of this Section 4.04, (i) the foregoing provisions shall not apply to and shall not prohibit the purchase by the Company of Capital Stock of the Guarantor from the government of Mexico, through FNM and Nafin, or their successors or assigns, and any subsequent transactions between the Company and the Guarantor in respect of the cancellation, conversion or exchange of the Capital Stock of the Guarantor thereby purchased by the Company and (ii) neither such purchase by the Company of Capital Stock of the Guarantor or any such subsequent transactions, nor the consideration paid by the Company in connection with such purchase or such subsequent transactions (such purchase and any subsequent transactions, the "Acquisition Transactions"), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this Section 4.04 have been met with respect to any subsequent Restricted Payments, provided that the Company shall not be entitled to consummate any Acquisition Transactions under the provisions of this paragraph prior to having paid the Cash Fee to consenting Holders, all no later than July 31, 2002 in accordance with the terms and conditions of the Consent Solicitation.

SECTION 1.2 *Waiver of Compliance with Section 4.04 of the Indenture.* Compliance by the Company with Section 4.04 of the Indenture is hereby waived with respect to any Acquisition Transactions, subject to satisfaction of the provisions of Section 1.1 of this Supplemental Indenture.

SECTION 1.3 *Amendment of Section 4.03(a) of the Indenture.* The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section 4.03(a) of the Indenture, and Section 4.03(a) of the Indenture is hereby amended, by replacing clause (i) thereof in its entirety with the following text:

> (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $75.0 million that is Incurred solely for the purpose of financing the cost of improvements or construction related to the properties of Mexrail, Inc. and the Texas-Mexican Railway Company, the net proceeds of which are applied to finance the cost of such improvements or construction;

eliminating the cross-reference to clause (i) found in clause (iii) of Section 4.03(a); and inserting the text, "and any Indebtedness incurred before the effectiveness of the First Supplemental Indenture hereto (including, without limitation, under our U.S. Commercial Paper Program) in accordance with the provisions of this Agreement as of the time of Incurrence" at the end of the parenthetical in the first paragraph of Section 4.03(a).

SECTION 1.4 *Amendment of Section 4.04(C) of the Indenture.* The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section 4.04 of the Indenture, and Section 4.04 of the Indenture is hereby amended, with effect retroactive to April 1, 2002, by replacing clause C thereof in its entirety with the following text:

(C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors of the Guarantor, whose determination shall be conclusive and evidenced by a Board Resolution) made on or after April 1, 2002 shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Guarantor or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on April 1, 2002 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed or provided to the Trustee pursuant to Section 4.18 *plus* (2) the aggregate Net Cash Proceeds received by the Company or the Guarantor on or after April 1, 2002 from a capital contribution or the issuance and sale (other than pursuant to the Capital Contribution Agreement) permitted by this Indenture of Capital Stock of the Company or the Guarantor (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company or the Guarantor, including an issuance or sale permitted by this Indenture of Indebtedness of the Company or the Guarantor for cash subsequent to the Threshold Conversion Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company or the Guarantor, or from the issuance to a Person who is not a Subsidiary of the Company or the Guarantor of any options, warrants or other rights to acquire Capital Stock of the Company or the Guarantor (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Securities) *plus* (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person on or after April 1, 2002 resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Guarantor or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

SECTION 1.5 *Amendment of Section 1.01 of the Indenture.* The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section 1.01 of the Indenture by adding the following definitions to Section 1.01 in the appropriate alphabetical order.

"Acquisition Transactions" has the meaning provided in Section 4.04.

"Cash Fee" means the cash fee offered in connection with the Consent Solicitation of $30.00 for each $1,000 principal amount of Notes in respect of which Holders delivered a valid and unrevoked consent.

"U.S. Commercial Paper Program" means the Company's $290.0 million Letter of Credit Backed U.S. Commercial Paper Program, established pursuant to a Credit Agreement, dated as of September 19, 2000, among the Company, Chase Securities Inc. as lead arranger and book manager, Bank of America Securities LLC and Westdeutsche Landesbank Girozentrale, S.A., New York Branch, as co-documentation agents, co-syndication agents and arrangers, The Chase Manhattan Bank as administrative agent and the several banks parties thereto, as amended by the Amendment and Joinder Agreement dated as of December 5, 2000, increasing the amount from $290.0 million to $310.0 million, and the Second Amendment dated as of September 25, 2001, together with all other agreements, instruments and documents executed or delivered pursuant thereto, in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

SECTION 1.6 *Amendment of Section 4.09 of the Indenture.* The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section 4.09 of the Indenture, and Section 4.09 of the Indenture is hereby amended by replacing the text after the last semicolon at the end of such section with the following text:

"(vii) Liens securing Indebtedness which is permitted to be incurred under clause (i) of the second paragraph of Section 4.03; or (viii) Permitted Liens."

ARTICLE II.

MISCELLANEOUS

SECTION 2.1 *Effect of Supplemental Indenture.* Upon the execution and delivery of this Supplemental Indenture by the Company, the Guarantor, the Trustee and the Paying Agent, the Indenture shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

Notwithstanding the foregoing, the Amendments set forth herein will have no effect, and this First Supplemental Indenture shall be null and void, if the Cash Fee is not paid to consenting Holders on or before July 31, 2002 in accordance with the terms and conditions of the Consent Solicitation.

SECTION 2.2 *Indenture Remains in Full Force and Effect.* Except as expressly provided herein, all provisions in the Indenture shall remain in full force and effect. The amendments and waiver provided for herein are limited to the specific sections of the Indenture specified herein and shall not constitute an amendment of any other provisions of the Indenture.

SECTION 2.3 *Indenture and Supplemental Indenture Construed Together.* This Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and the Indenture and Supplemental Indenture shall henceforth be read and construed together.

SECTION 2.4 *Conflict with Trust Indenture Act.* If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under such Act to be part of and govern any provision of this Supplemental Indenture, the provision of such Act shall control. If any provision of this Supplemental Indenture modifies or excludes a provision of the Trust Indenture Act that may be so modified or excluded, the provision of such Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

SECTION 2.5 *Severability Clause.* In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 2.6 *Terms Defined in the Indenture.* All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

SECTION 2.7 *Benefits of Supplemental Indenture.* Nothing in this Supplemental Indenture, the Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder or thereunder and the Holders of Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Notes.

SECTION 2.8 *Successors and Assigns.* All covenants and agreements in this Supplemental Indenture by the Company and the Guarantor shall bind their successors and assigns, whether so expressed or not.

SECTION 2.9 *Governing Law.* This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

SECTION 2.10 *Effect of Headings.* The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 2.11 *Counterparts.* This Supplemental Indenture may be executed in counterparts, each of which, when so executed, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 2.12 *Trustee Not Responsible for Recitals.* The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals of fact contained herein, all of which recitals are made solely by the Company.

***

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